November 19, 2024

Wayne Paterson
Chief Executive Officer
Anteris Technologies Global Corp.
860 Blue Gentian Road
Suite 340
Eagan, MN 55121

       Re: Anteris Technologies Global Corp.
           Amendment No. 4 to
           Draft Registration Statement on Form S-1
           Submitted November 4, 2024
           CIK No. 0002011514
Dear Wayne Paterson:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 25, 2024 letter.

Amendment No. 4 to Draft Registration Statement on Form S-1 submitted November 4, 2024
Risk Factors, page 12

1. We note your disclosure relating to the convertible note facility with Obsidian Global
       Partners. Please revise your disclosure, where appropriate, to discuss the impact that the convertible note facility may have upon dilution and the adjusted net tangible book value.
 November 19, 2024
Page 2
Business, page 56

2. We note your disclosure that the follow-up for the last patient in the FIH clinical study is expected in Q4 of 2024, the sixth patient cohort in your FIH study was implanted with DurAVR THV in September 2024 and that the 30-day clinical data for this cohort is not yet available, and the 12-month data from your EFS study is scheduled to be available late 2024. Please revise to update your disclosure in regard to these recent developments accordingly.
Anticipated Milestones, page 68

3. We refer to the graphic on page 69 relating to your anticipated near-term milestones, which includes references to presentations and trials that are not otherwise included in the prospectus. Please revise your disclosure to provide further detail related to your near-term milestones and clarify that there can be no assurance that the submission of an IDE will result in your ability to commence clinical trials. We refer to your disclosure on page 82.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, Comparison of Nine Months Ended September 30, 2024 and September 30, 2023, page 97

4. We reference the significant increase in selling, general and administrative expense during the nine months ended September 30, 2024. Please revise to provide
       quantitative disclosure related to the amount of the increase related to the expansion
       of the work related to the Company   s plans to re-domicile, list on the
NASDAQ and
       conduct its initial public offering, the grant of additional stock options and increase in headcount. In addition, if material, disclose the nature of the employment positions added during the period.

       Please contact Kristin Lochhead at 202-551-3664 or Michael Fay at 202-551-3812 if
you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Richie at 202-551-7857 or Jane Park at 202-551-7439 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Industrial Applications and
                                                              Services
cc:   Jeremy W. Cleveland, Esq.